Exhibit 18
February 16, 1998


Mercury Finance Company
100 Field Drive
Suite 340
Lake Forest, Illinois  60045

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of September 30, 1996, Mercury Finance Company (the "Company") changed to a methodology of reserving for finance credit losses commonly referred to as "static pooling." Under the static pooling methodology, the Company stratifies the components of its sales finance receivable portfolio into separately identified pools based upon the month in which the loans were acquired. A portion of the dealer reserve is made available to cover estimated credit losses for each identified monthly pool based on the relationship between dealer reserves and total anticipated credit losses over the life of each specific pool. The method previously used by the Company analyzed reserve adequacy on a total portfolio basis. According to the management of the Company, this change was made for more appropriate matching of finance charge income and provision for finance credit losses over the life of the receivable pools.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in the accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

/s/ Arthur Andersen LLP